UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
OCCIDENTAL PETROLEUM CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)
674599 162
(CUSIP Number of Class of Securities)
Nicole E. Clark
Vice President, Chief Compliance Officer and Corporate Secretary
5 Greenway Plaza, Suite 110
Houston, Texas 77046
(713) 215-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing
Person)
WITH A COPY TO:
Andrew J. Pitts
Cravath, Swaine & Moore LLP
2 Manhattan West
375 Ninth Avenue
New York, New York 10019
Telephone: (212) 474-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1.	SUMMARY TERM SHEET.
The information set forth in the Offer to Exercise Warrants to Purchase Common Stock of Occidental Petroleum Corporation filed as Exhibit (a)(1)(B) to this Schedule TO (the “Offer to Exercise”) under “Summary of Terms” is incorporated herein by reference.
ITEM 2.	SUBJECT COMPANY INFORMATION.
(a) The name of the subject company (issuer) and filing person (offeror) is Occidental Petroleum Corporation, a Delaware corporation (the “Company”). The address of its principal executive offices is 5 Greenway Plaza, Suite 110, Houston, Texas 77046. The Company’s telephone number is (713) 215-7000.
(b) As of February 24, 2025, the Company had 74,020,695 outstanding warrants (the “Warrants”), each representing the right to purchase one share of the Company’s common stock, $0.20 par value per share (the “Common Stock”), at an exercise price of $22.00 per Warrant. The Corporation is exercising its discretion in accordance with the warrant agreement that governs the Warrants (the “Warrant Agreement”) to temporarily reduce the exercise price of each Warrant from $22.00 to $21.30 on the terms and conditions set forth in the Offer to Exercise. There is no minimum participation requirement with respect to the Offer to Exercise.
(c) The information about the trading market and price for the Warrants and the Common Stock set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 11. Trading Market and Price Range of Warrants and Common Stock” is incorporated herein by reference.
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.
(a) The Company is the filing person and the subject company. The address and telephone number of the Company and each of the Company’s executive officers and directors is c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046, telephone (713) 215-7000.
The following persons are executive officers and directors of the Company::

Name	Position at the Company
Christopher O. Champion	Vice President, Chief Accounting Officer and Controller
Kenneth Dillon	Senior Vice President
Vicki Hollub	President, Chief Executive Officer and Director
Richard A. Jackson	Senior Vice President
Sylvia J. Kerrigan	Senior Vice President and Chief Legal Officer
Sunil Mathew	Senior Vice President and Chief Financial Officer
Robert L. Peterson	Senior Vice President
Jeff F. Simmons	Senior Vice President
Vicky A. Bailey	Director
Andrew Gould	Director
Carlos M. Gutierrez	Director
William R. Klesse	Director
Jack B. Moore	Director
Claire O’Neill	Director
Avedick B. Poladian	Director
Kenneth B. Robinson	Director
Robert M. Shearer	Director

ITEM 4.	TERMS OF THE TRANSACTION.
(a) The information about the terms of the transaction set forth in the Offer to Exercise under “Important Procedures”, “Summary of Terms” and “Description of the Offer to Exercise” is incorporated herein by reference.

(b) The information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 15. Interests of Directors and Executive Officers in the Offer to Exercise; Transactions and Arrangements Concerning the Company’s Securities” is incorporated herein by reference.
ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e) The information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 15. Interests of Directors and Executive Officers in the Offer to Exercise; Transactions and Arrangements Concerning the Company’s Securities” is incorporated herein by reference.
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)–(c) The information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 1. Purposes of the Offer to Exercise and Use of Proceeds; Plans or Proposals” is incorporated herein by reference.
ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) The information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 12. Source and Amount of Funds” is incorporated herein by reference.
(b) Not applicable.
(d) Not applicable.
ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)-(b) The information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 15. Interests of Directors and Executive Officers in the Offer to Exercise; Transactions and Arrangements Concerning the Company’s Securities” is incorporated herein by reference.
ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) The information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 19. Fees and Expenses” is incorporated herein by reference.
ITEM 10.	FINANCIAL STATEMENTS.
(a) The financial information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 14. Historical Financial Information and Other Financial Information Regarding the Company” is incorporated by reference. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO are available for inspection and copying from the SEC’s website at www.sec.gov.
ITEM 11.	ADDITIONAL INFORMATION.
(a)(1) The information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 15. Interests of Directors and Executive Officers in the Offer to Exercise; Transactions and Arrangements Concerning the Company’s Securities” is incorporated herein by reference.
(a)(2) The information set forth in the Offer to Exercise under “Description of the Offer to Exercise — Section 16. Legal Matters and Regulatory Approvals” is incorporated herein by reference.
(a)(3) Not applicable.
(a)(4) Not applicable.
(a)(5) None.
(c) None.

ITEM 12.	EXHIBITS.
The following are attached as exhibits to this Schedule TO:

(a)	(1)(A) Letter to Holders of Warrants.

(1)(B) Offer to Exercise Warrants to Purchase Common Stock of Occidental Petroleum Corporation.

(1)(C) Form of Election to Participate and Exercise Warrants.

(1)(D) Form of Notice of Withdrawal.

(1)(E) Notice of Guaranteed Delivery.

(1)(F) Form of Letter To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(1)(G) Form of Letter Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(4) Prospectus Supplement to Registration Statement on Form S-3 (File No. 333- 266420) (as filed with the SEC on March 3, 2025, and incorporated herein by reference).

(5)(A) Consolidated financial statements as of December 31, 2024 and 2023 and for the fiscal years ended December 31, 2024, 2023 and 2022 included in Part II, Item 8 of the Company’s Annual Report on Form 10-K for year ended December 31, 2024 (as filed with the SEC on February 18, 2025, and incorporated herein by reference).

(5)(B) Press release, dated March 3, 2025.

(b)	Not applicable.

(d)
(1) Warrant Agreement (including Form of Warrant), dated July 24, 2020, between the Company and Equiniti Trust Company, LLC, as Warrant Agent (filed as Exhibit 10.1 to the Current Report on Form 8-K of Occidental filed on July 27, 2020, File No. 1-9210).

(2) First Amendment to Warrant Agreement, dated as of March 3, 2025, by and between the Company and Equiniti Trust Company, LLC.

(3) Occidental Petroleum Corporation Savings Plan (Amended and Restated Effective as of January 1, 2023) (filed as Exhibit 10.1 to the Annual Report on Form 10-K of Occidental for the fiscal year ended December 31, 2022, File No. 1-9210).

(4) Occidental Petroleum Corporation 2015 Long-Term Incentive Plan Form of Notice of Grant of Restricted Stock Unit Incentive Award (filed as Exhibit 10.2 to the Annual Report on Form 10-K of Occidental for the fiscal year ended December 31, 2021, File No. 1-9210).

(5) Form of Occidental Petroleum Corporation 2015 Long-Term Incentive Plan Restricted Stock Unit Award (applicable to annual grants made in 2024) (filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q of Occidental for the quarterly period ended March 31, 2024, File No. 1-9210).

(6) Occidental Petroleum Corporation Modified Deferred Compensation Plan (Effective December 31, 2006 and Amended and Restated Effective January 1, 2021) (filed as Exhibit 10.2 to the Annual Report on Form 10-K of Occidental for the fiscal year ended December 31, 2020, File No. 1-9210).

(7) Occidental Petroleum Corporation Supplemental Retirement Plan II (Effective as of January 1, 2005 and Amended and Restated as of July 1, 2020) (filed as Exhibit 10.4 to the Quarterly Report on Form 10-Q of Occidental for the quarterly period ended June 30, 2020, File No. 1-9210).

(8) Occidental Petroleum Corporation Executive Incentive Compensation Plan (As Amended and Restated Effective January 1, 2023) (filed as Exhibit 10.5 to the Annual Report on Form 10-K of Occidental for the fiscal year ended December 31, 2022, File No. 1-9210).

(9) Amended and Restated Occidental Petroleum Corporation 2015 Long-Term Incentive Plan (filed as Exhibit 4.7 to the Registration Statement on Form S-8 of Occidental filed on June 17, 2020, File No. 333-239236).

(10) Form of Occidental Petroleum Corporation 2015 Long-Term Incentive Plan Common Stock Award For Non-Employee Directors Grant Agreement (filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q of Occidental for the quarterly period ended June 30, 2015, File No. 1-9210).

(11) Anadarko Retirement Restoration Plan (As Amended and Restated Effective as of December 31, 2021) (filed as Exhibit 10.14 to the Annual Report on Form 10-K of Occidental for the fiscal year ended December 31, 2021, File No. 1-9210).

(12) Anadarko Petroleum Corporation Savings Restoration Plan (As Amended and Restated Effective July 1, 2020) (filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q of Occidental for the quarterly period ended June 30, 2020, File No. 1-9210).

(13) Form of Occidental Petroleum Corporation 2015 Long-Term Incentive Plan Cash Return on Capital Employed Incentive Award (filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q of Occidental for the quarterly period ended March 31, 2020, File No. 1-9210).

(14) Form of Occidental Petroleum Corporation 2015 Long-Term Incentive Plan Cash Return on Capital Employed Incentive Award (applicable to annual grants made in 2024) (filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q of Occidental for the quarterly period ended March 31, 2024, File No. 1-9210).

(15) Form of Occidental Petroleum Corporation 2015 Long-Term Incentive Plan Stock Option Award (filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q of Occidental for the quarterly period ended March 31, 2020, File No. 1-9210).

(16) Form of Occidental Petroleum Corporation 2015 Long-Term Incentive Plan Stock Appreciation Right Award (filed as Exhibit 10.4 to the Quarterly Report on Form 10-Q of Occidental for the quarterly period ended March 31, 2020, File No. 1-9210).

(17) Occidental Petroleum Corporation Executive Severance Plan (As Amended and Restated Effective November 6, 2024) (filed as Exhibit 10.17 to the Annual Report on Form 10-K of Occidental for the fiscal year ended December 31, 2024, File No. 1-9210).

(18) Occidental Petroleum Corporation Executive Change in Control Severance Plan (As Amended and Restated Effective February 12, 2025) (filed as Exhibit 10.18 to the Annual Report on Form 10-K of Occidental for the fiscal year ended December 31, 2024, File No. 1-9210).

(19) Form of Employee Notice, Impact of August 2020 Warrant Distribution on Long-Term Incentive Awards (filed as Exhibit 10.7 to the Quarterly Report on Form 10-Q of Occidental for the quarterly period ended September 30, 2020, File No. 1-9210).

(20) Letter Agreement by and between Occidental Petroleum Corporation and Sylvia J. Kerrigan dated September 14, 2022 (filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q of Occidental for the quarterly period ended September 30, 2022).

(21) Occidental Petroleum Corporation 2015 Long-Term Incentive Plan Form of Notice of Grant of Restricted Stock Unit Incentive Award (for awards to Chief Legal Officer) (filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q of Occidental for the quarterly period ended September 30, 2022).

(22) Form of Occidental Petroleum Corporation 2015 Long-Term Incentive Plan Restricted Stock Unit Award (applicable to grant to Chief Legal Officer in 2024) (filed as Exhibit 10.4 to the Quarterly Report on Form 10-Q of Occidental for the quarterly period ended March 31, 2024, File No. 1-9210).

(23) Form of Occidental Petroleum Corporation 2015 Long-Term Incentive Plan Total Shareholder Return Incentive Award (applicable to annual grants made in 2022 and 2023) (filed as Exhibit 10.26 to the Annual Report on Form 10-K of Occidental for the fiscal year ended December 31, 2022, File No. 1-9210).

(24) Form of Occidental Petroleum Corporation 2015 Long-Term Incentive Plan Total Shareholder Return Incentive Award (applicable to annual grants made in 2024) (filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q of Occidental for the quarterly period ended March 31, 2024, File No. 1-9210).

(25) Occidental Petroleum Corporation Retirement Policy (filed as Exhibit 10.1 to the Current Report on Form 8-K of Occidental filed on February 22, 2023, File No. 1-9210).

(26) Warrant to purchase shares of common stock (form of Warrant incorporated by reference to Annex B to Exhibit 10.1 of Occidental Petroleum Corporation’s Current Report on Form 8-K filed on May 3, 2019).

(27) Registration Rights Agreement by and between Occidental Petroleum Corporation and Berkshire Hathaway Inc. (form of Registration Rights Agreement incorporated by reference to Annex C to Exhibit 10.1 of Occidental Petroleum Corporation’s Current Report on Form 8-K filed on May 3, 2019).

	(g)	None.

	(h)	None.

107	Filing Fee Table

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 3, 2025	OCCIDENTAL PETROLEUM CORPORATION

	By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President, Chief Compliance Officer and Corporate Secretary